Exhibit 99.61

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Highlander Silver Corp. (“Highlander” or the “Company”)

2500 – 100 King Street W,

Toronto, ON M5X 1A9

2.	DATE OF MATERIAL CHANGE

December 1, 2025

3.	NEWS RELEASE

The Company’s news release dated December 1, 2025, was disseminated through the facilities of Access Newswire and filed on SEDAR+.

4.	SUMMARY OF MATERIAL CHANGE

Highlander reports exceptional assay results from shallow drilling at its expanding Bonita vein system. These results include the highest grades reported to date and the discovery of a new zone in step-out drilling over 200m northwest of prior holes along trend. The Bonita vein system is exposed along a ridgeline approximately 10km to the south of the bonanza grade Ayelen deposit at the San Luis gold-silver project in Central Peru.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Highlander reports exceptional assay results from shallow drilling at its expanding Bonita vein system. These results include the highest grades reported to date and the discovery of a new zone in step-out drilling over 200m northwest of prior holes along trend. The Bonita vein system is exposed along a ridgeline approximately 10km to the south of the bonanza grade Ayelen deposit at the San Luis gold-silver project in Central Peru.

Highlights are listed below, with corresponding images in Figures 1-2 and detailed results in Tables 1-2.

●	BOD-025 returned 27.0m of 5.28 grams per tonne (“g/t”) gold (“Au”) and 52.97 g/t silver (“Ag”) from near surface at 2.3m downhole, marking the discovery of the Urpicha zone over 200m northwest of the nearest hole in BOD-003 (14.5m of 3.70 g/t Au and 17.47 g/t Ag from 25.7m depth – see press release dated July 29, 2025)

●	The Urpicha discovery confirms the potential of the Bonita vein system to host strong mineralization near surface to the northwest of prior drilling where multiple parallel structures remain to be tested and the zone remains open along strike

●	BOD-023 tested the Kusy zone and intersected one of the broadest continuous intervals of near surface high grade mineralization reported to date, with 23.9m of 20.82 g/t Au and 31.53 g/t Ag returned from 21.0m downhole, in a hole oriented to the south of previously reported BOD-021 (23.6m of 15.56 g/t Au and 74.49 g/t Ag from 8.8m depth – see press release dated October 6, 2025)

●	BOD-022, also testing the Kusy zone, returned 23.4m of 11.70 g/t Au and 26.10 g/t Ag from 13.5m downhole from a platform to the southeast of BOD-019 (7.4m of 8.10 g/t Au and 6.55 g/t Ag from 48.4m depth – see press release dated October 6, 2025)

●	The Company is incorporating the results of Phase I, including the assay results of the drilling to-date, processing and analyzing the drone-based geophysical survey to identify permissive structural features across more than 5,000 hectares encompassing the outcropping Bonita vein system and its potential extensions, and integrating the latest drilling, mapping, soil and channel sampling results to design the optimal drilling campaign for Phase II

●	Preliminary results have revealed several zones exhibiting structural patterns and geophysical signatures analogous to those hosting mineralization tested by recent drilling, with newly identified targets to the west under cover, to the east, and along strike – complete analysis is expected to be available in the New Year

Figure 1 – Plan View of Bonita Vein System

Figure 2 – Image of Core from BOD-025 (22.6m to 25.6m)

Note: Portion of high grade interval displaying silicified breccia and veinlets in andesite.

Table 1 – Assay Results

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
BOD-022	13.5	36.9	23.4	11.70	26.10
BOD-023	21.0	44.9	23.9	20.82	31.53
BOD-024	42.8	49.2	6.4	1.06	2.66
BOD-025	2.3	29.2	27.0	5.28	52.97
and	107.4	111.7	4.3	3.01	10.00
and	134.0	137.0	3.0	6.80	30.51

Note: Reported intervals are apparent widths as the full geometry of the mineralized structures has not yet been fully modelled. Assays were not capped, and composite intervals are calculated using a minimum weighted average of 0.5 g/t Au, over a minimum core length of 2m, allowing internal dilution.

Table 2 – Collar Locations

Hole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth (°)	Dip (°)
BOD- 022	188029	8953820	3995	83.5	45	-40
BOD- 023	188029	8953819	3995	78.0	120	-35
BOD- 024	188006	8953861	3996	90.0	80	-35
BOD- 025	187824	8953953	3955	152.5	65	-35

Technical Information and Quality Control / Quality Assurance

All drilling was completed with HQ core. The drill core is split in half using a diamond saw. Core is logged by the Company’s geologist on site who outlines the intervals to be sampled. The maximum sample length is 1.5 meters and lengths are adjusted according to lithological and/or mineralogical contacts.

After sawing, one-half of the core is kept on site in core boxes, and the other half is submitted for analysis. Individual sample bags are sealed and placed into larger bags, which are then sealed and marked with the contents.

Samples are transported by Highlander Silver personnel to ALS Peru S.A. (“ALS”) located in Lima, Peru, where they are prepared and analyzed. ALS is independent of the Company.

In ALS, the entire sample is crushed to approximately 80% passing through a 2mm sieve. A 500 g fraction is pulverized. Gold concentration is determined by fire assay of a 30-gram charge with an AA finish (Au-AA23). Silver, lead, copper, and zinc, along with other elements, are analyzed by ICP utilizing a four-acid digestion (ME- ICP61). Over-limit samples for Au (10 g/t Au) follow gravitational finishing Au-GRA21 (30g sample). Over-limit samples for Ag (100 g/t Ag) follow gravitational finishing Ag-GRA21 (30g sample).

The internal QA/QC program includes the submission of field duplicates (1/4 core), pulp and coarse reject duplicates, and the insertion of commercial standards and blanks (coarse and fine). Control samples account for more than 15% of the total samples sent, in addition to the laboratory’s internal quality assurance programs.

The Company is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data referred to herein.

The scientific and technical information, including the drillhole data, has been verified by Dr. Sergio Gelcich. This verification involves data validation and quality assurance procedures, such as reviewing logging directly in front of the core, analyzing database integrity, conducting quality assurance and quality control (QA/QC) for assays, and cross-checking the original lab certificates.

Qualified Person

The scientific and technical information herein has been reviewed and approved by Dr. Sergio Gelcich, P.Geo., Vice President, Exploration, Highlander Silver, who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Forward-looking statements

Certain information contained herein constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, complete analysis of recent exploration results is expected to be available in the New Year. Such forward looking information or statements can be identified by the use of words such as “ramp up”, “attempting”, “intends”, “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, General Counsel, (604) 638-1470

9.	DATE OF REPORT

December 10, 2025

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